Exhibit 12.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,
($ in thousands)	2016	2015	2014	2013	2012
EARNINGS:
Pre-Tax Net Income(a)	$252,632	$210,915	$161,320	$132,355	$233,247
Add:
Distributed Income (Loss) of Equity Investees	13,806	5,468	3,194	1,510	1,240
Total Fixed Charges	55,225	53,471	39,484	37,893	38,583
Total Earnings	$321,663	$269,854	$203,998	$171,758	$273,070
FIXED CHARGES:
Interest on long term debt	$51,809	$50,450	$36,383	$34,512	$36,275
Other Interest (excluding AFUDC)	298	658	918	905	229
Amortization of Debt Premium, Discount and Expense	303	373	345	337	352
One-third of Rental Expense(b)	2,815	1,990	1,838	2,139	1,727
Total Fixed Charges	$55,225	$53,471	$39,484	$37,893	$38,583
Ratio of Earnings to Fixed Charges	5.8	5.0	5.2	4.5	7.1
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Pre-Tax Preferred Dividend Requirement	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3681	0.3871	0.3480	0.3906	0.3981
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6319	0.6129	0.6520	0.6094	0.6019
Preferred Dividend Requirement	$2,089	$2,154	$2,025	$2,166	$2,193
Combined Fixed Charges and Preferred Dividends	$57,314	$55,625	$41,509	$40,059	$40,776
Ratio of Earnings to Fixed Charges and Preferred Dividends	5.6	4.9	4.9	4.3	6.7
(a) Excludes amounts attributable to income or loss from equity investees.
(b) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.